FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Material fact, dated June 2nd, 2005, regarding the payment of a complementary gross dividend.

Official Notice

Item 1

Madrid, June 2nd, 2005

In accordance with the resolutions of the Company’s Ordinary General Shareholders Meeting, held on May 31st 2005, Repsol YPF will pay a complementary gross dividend against the year 2004 of 0.25 Euros per share.

The above complementary dividend will be transferred to the Depositary, Bank of New York, on July 5th 2005. Owners of records of ADSs at the closing of business of July 1st 2005 will be entitled to receive such dividend when payable by the Bank of New York which is expected to be on July 15th 2005.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: June 3, 2005	By:	/s/ Luis Mañas

Name: Luis Mañas
Title: Chief Financial Officer